Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TRINE ACQUISITION CORP.

Trine Acquisition Corp. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as from time to time amended (the “DGCL”), hereby certifies as follows:

1. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Section 4.1 and inserting the following in lieu thereof:

Section 4.1 Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 511,000,000 shares, consisting of (a) 510,000,000 shares of common stock (the “Common Stock”), including (i) 500,000,000 shares of Class A Common Stock (the “Class A Common Stock ”), and (ii) 10,000,000 shares of Class B Common Stock (the “Class B Common Stock”), and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”).

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL and shall become effective as of 12:01 A.M., Eastern time, on the date this Certificate of Amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, Trine Acquisition Corp. has caused this Certificate of Amendment to be executed by a duly authorized officer on this 9th day of December, 2020.

TRINE ACQUISITION CORP.

By:
Name: Pierre Henry
Title: Chief Financial Officer